

June 3, 2020

David Wagner
Chief Executive Officer
Zix Corporation
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, TX 75204

> **Re: Zix Corporation**
> **Registration Statement on Form S-3**
> **Filed June 1, 2020**
> **File No. 333-238852**

Dear Mr. Wagner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mollie Duckworth, Esq.